Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED JUNE 21, 2024

TO THE PROSPECTUS DATED APRIL 22, 2024

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 22, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended May 31, 2024;
●	certain return information for all outstanding classes of shares;
●	updates to Our Portfolio section;
●	an update to Conflicts of Interest section; and
●	an update to Plan of Distribution section.

Public Offering Price Adjustment

On June 21, 2024, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of June 27, 2024 and will be used for the Company’s next monthly closing for subscriptions on June 28, 2024. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of May 31, 2024. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$37.10	$35.80	$33.73	$34.47
Selling Commissions, Per Share	$2.23	$1.07
Dealer Manager Fees, Per Share	$0.92	$0.63

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On June 21, 2024, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
July 26, 2024	July 27, 2024	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended May 31, 2024

On June 21, 2024, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of May 31, 2024 (in thousands, except per share data):

Month Ended May 31, 2024	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$153,203	$215,457	$87,291	$96,370	$457,194	$66,237	$1,075,752
Number of Outstanding Shares	4,107	6,346	2,560	2,857	13,265	1,746	30,881
Net Asset Value, Per Share	$37.31	$33.95	$34.10	$33.73	$34.47	$37.93
Net Asset Value, Per Share Prior Month	$37.24	$33.93	$34.01	$33.67	$34.44	$37.85
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.07	$0.02	$0.09	$0.06	$0.03	$0.08

The change in the Company’s net asset value per share for each applicable share class for the month ended May 31, 2024 was primarily driven by the increases in the fair value of ten out of fourteen of the Company’s portfolio company investments. The fair value of four of the Company’s portfolio company investments decreased during the same period. As of May 31, 2024, the Company had total assets of approximately $1.092 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through May 31, 2024 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	3.1%	8.8%	28.5%	67.7%	14.3%	90.5%	February 7, 2018 – May 31, 2024
Class FA (with sales load)	-3.6%	1.8%	20.1%	56.8%	12.4%	78.1%	February 7, 2018 – May 31, 2024
Class A (no sales load)	2.7%	7.8%	24.3%	56.2%	12.5%	76.5%	April 10, 2018 – May 31, 2024
Class A (with sales load)	-6.0%	-1.4%	13.7%	42.9%	10.0%	61.5%	April 10, 2018 – May 31, 2024
Class I	2.8%	7.9%	24.5%	57.2%	12.8%	78.6%	April 10, 2018 – May 31, 2024
Class T (no sales load)	2.6%	7.5%	22.6%	49.9%	11.0%	66.3%	May 25, 2018 – May 31, 2024
Class T (with sales load)	-2.3%	2.4%	16.8%	42.8%	9.7%	58.4%	May 25, 2018 – May 31, 2024
Class D	2.7%	7.9%	24.5%	54.1%	11.5%	68.0%	June 26, 2018 – May 31, 2024
Class S (no sales load)	3.3%	9.2%	30.9%	N/A	14.6%	61.1%	March 31, 2020 – May 31, 2024
Class S (with sales load)	-0.4%	5.4%	26.3%	N/A	13.3%	55.4%	March 31, 2020 – May 31, 2024

(1) For the period from January 1, 2024 through May 31, 2024.

(2) For the period from June 1, 2023 through May 31, 2024.

(3) For the period from June 1, 2021 through May 31, 2024.

(4) For the period from June 1, 2019 through May 31, 2024.

(5) For the period from the date the first share was issued for each respective share class through May 31, 2024. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the five month period ended May 31, 2024, sources of declared distributions on a GAAP basis were as follows:

	Five Months Ended May 31, 2024
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$8,145	54.7%
Distributions in excess of net investment income[2]	6,742	45.3%
Total distributions declared	$14,887	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Five Months Ended May 31, 2024
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$7,543	94.6%
Expense support (reimbursement)	602	7.5%
Net investment income	$8,145	102.1%
Cash distributions net of distributions reinvested in excess of net investment income[2]		%
Cash distributions net of distributions reinvested[3]	$7,974	100.0%

1 Net investment income includes expense support due from the Manager and Sub-Manager of $602 for the five months ended May 31, 2024.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the five months ended May 31, 2024, excludes $6,913 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.9%, 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure supplements the Prospectus by adding a new subsection entitled “Law Business Research” under the section “Our Portfolio” which first appears on page 100 of the Prospectus.

Law Business Research

Overview. On June 17, 2024, CNL Strategic Capital, LLC, through its wholly-owned subsidiary, LBR Strategic Capital EquityCo, LLC, made an investment in Law Business Research (“LBR”) of approximately $59.4 million to acquire an indirect minority equity interest of 7.3% ownership in LBR. The Company’s co-investment joins other owners, including LBR EquityCo, a majority owned subsidiary of Levine Leichtman Capital Partners VI, L.P. (“LLCP VI”), an institutional fund and affiliate of the Sub-Manager, certain members of LBR management, and Intermediate Capital Group (“ICG”), a global alternative asset manager based in London, which is unrelated to the Sub-Manager. ICG holds a controlling equity interest in LBR.

Company Overview. LBR is a technology-driven information services business powering the global legal, intellectual property and governance, risk and compliance markets. LBR’s proprietary intelligence, data, and insight services are dedicated to supporting legal professionals in understanding market trends, regulatory developments and best practices. LBR goes to market under multiple proprietary brands led by its Lexology platform to provide its legal professional and corporate clients with subscription-based services for analytical content, informed case strategy, conducting research and to drive business development opportunities across its client base. Established in 1996, LBR has over 550 employees with headquarters in London, and offices in Washington, DC, Austin, New York and Hong Kong.

Investment Highlights. We believe that LBR is a resilient business given the consistent demand of law firms, professional services firms and corporations for third-party legal technology information services to better serve their clients, customers and internal organizations. LBR has achieved a historical compound annual growth rate in revenue of approximately 17% through growth of new products, new customers, price increases and cross-selling over the period from December 31, 2020 through to December 31, 2023, on a pro forma basis inclusive of add-on acquisitions. For the twelve-month trailing period ended December 31, 2023, LBR generated revenue of approximately £78.9 million. We believe that LBR has an attractive financial profile with high subscription based recurring revenue, strong EBITDA margins and high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for LBR: (i) accelerate billings/revenue through further investment in sales, marketing and new product development, (ii) enhance cross-sell opportunities across a broader customer base, (iii) continue acquisition of strategic targets with new, complementary products/services, and (iv) capitalize on the information technology and services value-added expertise in its new partnership with ICG.

Conflicts of Interest

The following disclosure supplements the Prospectus by adding a new paragraph entitled “LBR Transaction Background” under the section “Conflicts of Interest and Certain Relationships and Related Party Transactions” which first appears on page 137 of the Prospectus.

LBR Transaction Background. In December 2017, LBR EquityCo, through its majority owned subsidiary, acquired LBR. In May 2024, ICG made a strategic investment in LBR by acquiring a controlling equity interest in LBR from LBR EquityCo (the “Initial Transaction”). After the Initial Transaction, LBR EquityCo remained a shareholder in LBR alongside ICG. The Company, in joining as a co-investor in LBR, acquired a portion of LBR EquityCo’s equity interest in LBR. Although the Company’s indirect equity acquisition of LBR was not negotiated with unaffiliated persons, the Company’s acquisition was made at the same price and on substantially similar terms and conditions as ICG’s investment in the Initial Transaction in May 2024. The Company also received a third-party valuation opinion from Alvarez & Marsal Valuation Services, LLC, its independent valuation firm, as a part of its due diligence process. Additionally, the terms of the Company’s investment in LBR were approved by all the independent directors of our board of directors as fair and reasonable to the Company.

Our Portfolio

The following disclosure supplements the Prospectus by amending and restating the last sentence of the third paragraph entitled “Investment Highlights” under the subsection “TacMed Solutions” which is under the section “Our Portfolio” which first appears on page 100 of the Prospectus.

TacMed Solutions’ revenue has grown at an approximately 7.3% compound annual growth rate from the year ended December 31, 2014 to the trailing twelve months ended March 31, 2024.

Plan of Distribution

The following disclosure supplements and amends the section entitled “Plan of Distribution — Additional Compensation” respectively, which appears on page 186 of the Prospectus.

Our sponsor or one of its affiliates, in their sole discretion and from their own resources, have agreed and may in the future agree to pay supplemental fees or commissions (“Supplemental Fees”) to participating broker dealers and servicing broker dealers with respect to Class I shares sold in the primary offering. Any such Supplemental Fees will be paid through the Managing Dealer at the time of sale or over time and will be considered underwriting compensation subject to the 10% limit on underwriting compensation imposed by FINRA. Such Supplemental Fees will not be reimbursed by the Company and will differ among participating broker-dealers in amount or in the manner of calculation. You can obtain more information from the participating broker-dealer through which you purchase shares about the Supplemental Fees it may receive from the Managing Dealer. The payment of Additional Compensation or Supplemental Fees that a participating broker-dealer may receive in connection with the sale of shares may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Company over another investment product.